UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GRI BIO, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
3622AW106
(CUSIP Number)
April 24, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3622AW106

1	NAME OF REPORTING PERSONS Altium Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2066653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%(4)
12	TYPE OF REPORTING PERSON IA, PN

___________________

(1)	As more fully described in Item 4, the Common Stock is subject to a Common Stock Blocker of 9.99%. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares without applying the Common Stock Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to the Common Stock Blocker, is less than the number of securities reported in rows (6), (8) and (9).
(2)	As more fully described in Item 4, the Series 1, 2, A and T Warrants (collectively the “Series Warrants”) are each subject to a 4.99% blocker (the “Series Warrants Blockers”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Series Warrants and does not give effect to the Series Warrants Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Series Warrants Blockers, is less than the number of securities reported in rows (6), (8) and (9).
(3)	As more fully described in Item 4, the Series A-2 Warrants (the “A-2 Warrants”) are each subject to a 9.99% blocker (the “A-2 Warrant Blocker”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such A-2 Warrants and does not give effect to the A-2 Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such A-2 Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9).
(4)	Based on 2,957,093 shares of Common Stock outstanding as set forth in the Issuer’s Form 424(b)(3) dated April 21, 2023, filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No.	3622AW106

1	NAME OF REPORTING PERSONS Altium Growth Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2105101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%(4)
12	TYPE OF REPORTING PERSON PN

______________

(1)	As more fully described in Item 4, the Common Stock is subject to a Common Stock Blocker of 9.99%. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares without applying the Common Stock Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to the Common Stock Blocker, is less than the number of securities reported in rows (6), (8) and (9).

(2)	As more fully described in Item 4, the Series 1, 2, A and T Warrants (collectively the “Series Warrants”) are each subject to a 4.99% blocker (the “Series Warrants Blockers”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Series Warrants and does not give effect to the Series Warrants Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Series Warrants Blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)	As more fully described in Item 4, the Series A-2 Warrants (the “A-2 Warrants”) are each subject to a 9.99% blocker (the “A-2 Warrant Blocker”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such A-2 Warrants and does not give effect to the A-2 Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such A-2 Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9).

(4)	Based on 2,957,093 shares of Common Stock outstanding as set forth in the Issuer’s Form 424(b)(3) dated April 21, 2023, filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No.	3622AW106

1	NAME OF REPORTING PERSONS Altium Growth GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2086430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,986 shares of Common Stock(1)

210,795 shares of Common Stock issuable upon exercise of Series 1 Warrants(2)

210,795 shares of Common Stock issuable upon exercise of Series 2 Warrants(2)

1,269,210 shares of Common Stock issuable upon exercise of Series A Warrants(2)

814,467 shares of Common Stock issuable upon exercise of Series T Warrants(2)

1,142,289 shares of Common Stock issuable upon exercise of Series A-2 Warrants(3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%(4)
12	TYPE OF REPORTING PERSON OO

____________

(1)	As more fully described in Item 4, the Common Stock is subject to a Common Stock Blocker of 9.99%. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares without applying the Common Stock Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to the Common Stock Blocker, is less than the number of securities reported in rows (6), (8) and (9).
(2)	As more fully described in Item 4, the Series 1, 2, A and T Warrants (collectively the “Series Warrants”) are each subject to a 4.99% blocker (the “Series Warrants Blockers”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Series Warrants and does not give effect to the Series Warrants Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Series Warrants Blockers, is less than the number of securities reported in rows (6), (8) and (9).
(3)	As more fully described in Item 4, the Series A-2 Warrants (the “A-2 Warrants”) are each subject to a 9.99% blocker (the “A-2 Warrant Blocker”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such A-2 Warrants and does not give effect to the A-2 Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such A-2 Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9).
(4)	Based on 2,957,093 shares of Common Stock outstanding as set forth in the Issuer’s Form 424(b)(3) dated April 21, 2023, filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No.	3622AW106

Item 1(a).		Name of Issuer: GRI Bio, Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices: 2223 Avenida de la Playa, #208 La Jolla, CA 92037

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Altium Growth Fund, LP (the “Fund”), Altium Capital Management, LLC, and Altium Growth GP, LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by the Fund. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities, owned by the Fund.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting persons is 152 West 57th Street, FL 20, New York, NY 10019

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).		CUSIP Number: 3622AW106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.	3622AW106

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 2,957,093 shares of Common Stock outstanding as set forth in the Issuer’s Form 424(b)(3) dated April 21, 2023, filed with the Securities and Exchange Commission on April 24, 2023.

Pursuant to the terms of the securities purchase agreement entered into between the Fund and the Issuer, the Fund purchased Common Stock, Series Warrants, A-2 Warrants (collectively the Series Warrants and A-2 Warrants are the “Reported Warrants”). The Reporting Persons cannot exercise the Series Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock. In addition, the Reporting Persons cannot exercise the A-2 Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock ((the “A-2 Warrant Blocker”) and collectively with the Series Warrants Blockers, the “Reported Warrants Blockers”)). Lastly, the Reporting Persons cannot take delivery of shares of GRI Bio, Inc. to the extent the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of Common Stock (the “Common Stock Blocker” and collectively with the Reported Warrants Blockers, the “Blockers”).

The percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to take delivery of Common Stock nor exercise the Reported Warrants to the extent that in the aggregate the Fund would receive shares of more than 9.99% of Common Stock of the Issuer.

CUSIP No .	3622AW106

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 2, 2023

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP By: Altium Growth GP, LLC Its: General Partner
Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member

EXHIBIT INDEX

EXHIBIT 1:

Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group